Caledonia Mining Announces Third Quarter 2009 Results

Toronto, Ontario – November 12, 2009:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its third quarter 2009 operating and financial results. These are available on the Company’s website www.caledoniamining.com and are also filed on www.sedar.com.  The financial results below are reported in Canadian dollars, except where otherwise stated.

Financial highlights for the Quarter and the nine months ended September 30

	Three months ended September 30		Nine months ended September 30
(C$ 000’s)	2009	2008	2009	2008
Sales from continuing operations	4,932	2,280	7,295	7,668
Operating costs	3,130	1,978	5,700	4,595
Gross profit from continuing operations	1,802	302	1,595	3,073
General & Administrative expenses	499	2,016	1,644	3,174
Other costs	441	1,035	51	2,119
Profit/(loss) after tax before discontinued operations	862	(2,749)	(100)	(2,220)
Net profit/(loss) for the period after discontinued operations	826	(2,779)	(213)	(2,343)
Net proft/(loss) per share before discontinued operations, basic and fully diluted	$0.002	($0.005)	($0.000)	($0.004)

 For the quarter ended September 30, 2009 Caledonia reported revenue of $4.93 million from the sale of 4,696 (2,466 in 2008) ounces of gold, which resulted in an operating profit of $1.80 million.  Gold sales for the nine months were 6,860 (8,364 in 2008) ounces.

During the quarter Caledonia incurred certain non-cash expenses namely, unrealized foreign exchange loss of $231,000 ($992,000 in 2008), amortization expense of $101,000 ($101,000 in 2008) and share option expenses of $8,000 ($616,000 in 2008) which combined reduced net profit by $340,000 ($1,709,000 in 2008) to $826,000 (loss of $2,779,000 in 2008) or $0.002 ($0.005 loss in 2008) per fully diluted share.

For the nine months the non-cash expenses were unrealized foreign exchange gain of $328,000 (loss of $1,752,000 in 2008), amortization expense of $299,000 ($302,000 in 2008) and share option expenses of $23,000 ($684,000 in 2008) which combined contributed $6,000 of profit to the net loss of $213,000 (in 2008 non-cash items contributed a loss of $4,447,000 to the loss of $2,343,000) or $0.000 ($0.004 loss) per fully diluted share.

Cash available at the quarter end totaled $2,301,000 ($5,499,000 in 2008) and working capital amounted to $5,599,000 ($4,027,000 in 2008).

Further information is included in this quarter’s MD&A which is available on the Company’s website www.caledoniamining.com and is also filed on www.sedar.com.

For more information, please contact:

Mark Learmonth

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.